

Mail Stop 3561

October 12, 2017

Mr. Howard S. Jonas
Chairman of the Board and Chief Executive Officer
Genie Energy Ltd.
520 Broad Street
Newark, New Jersey 07102

> **Re:** **Genie Energy Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Response dated October 6, 2017**
> **File No. 1-35327**

Dear Mr. Jonas:

We have reviewed your October 6, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our September 21, 2017 letter.

Note 15 – Legal and Regulatory Proceedings, page F-28

Legal Proceedings, page F-28

1. We reviewed your response to comment 3 and understand that the Memorandum of Understanding (MOU) on the proposed terms of a settlement remained tentative at the time of the filing of the financial statements for the year ended December 31, 2016 and the quarter ended March 31, 2017. However, please provide us additional information in terms of why you were not able to estimate and accrue the probable loss or at least estimate and disclose a range of reasonably possible losses based on the terms of the MOU. In this regard, we do not believe the possibility that the proposed settlement could be abandoned would preclude you from estimating probable and/or reasonably possible losses. Please tell us the amount of loss you would have incurred based on the terms of

Howard S. Jonas
Genie Energy Ltd.
October 12, 2017
Page 2

the tentative MOU and how this amount changed in the July 2017 Settlement Agreement. Also tell us more about the significant items and amounts in the MOU that were still being negotiated at the time of filing the year end 2016 and first quarter 2017 financial statements.

Additionally, given that the Settlement Agreement has not yet been approved, and the nature of the loss accrual which involved various estimates, including the number of customers who will claim settlement payments to which they are entitled, please tell us your consideration of disclosing the reasonably possible losses in excess of the amount accrued as of the end of the second quarter of fiscal 2017.

Finally, please note that it is not necessary that you be able to determine the amount of probable or reasonably possible loss with accuracy or precision in order to accrue your best estimate of the probable loss or provide meaningful quantitative disclosure regarding reasonably possible losses in excess of the amount accrued. Please confirm that in future filings you will endeavor to provide these disclosures where possible, including for example, as it relates to the New York Public Service Commission Orders which seek to impose significant new restrictions on REPs operating in New York.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products